Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

December 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Celeste M. Murphy

Re:	Fox Corporation

Form 10-12B

Submitted October 9, 2018

CIK No. 0001754301

Dear Ms. Murphy:

On behalf of Fox Corporation, a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 5, 2018 (the “Comment Letter”) relating to the Company’s draft Registration Statement on Form 10, CIK No. 0001754301, submitted confidentially to the Commission on October 9, 2018 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for submission under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally submitted Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as submitted via EDGAR submission concurrently with this letter and dated December 7, 2018.

U.S. Securities and Exchange Commission

December 7, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

Draft Registration Statement on Form 10-12B

Information Statement Summary, page 1

1.

We note your statement that “live, as opposed to delayed viewing, provides several strategic and financial advantages in the context of overall media industry trends.” Please provide more detail regarding the strategic and financial advantages of live viewing and information regarding the media trends referenced.

The language referenced in the Staff’s comment is no longer included in the Information Statement Summary in the Amendment. However, in response to the Staff’s comment, the Company has added a discussion of the referenced industry trends in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 82 of the Information Statement.

2.

We note your statement that “live news and sports programming continue to increase their aggregate share of live same day linear television programming viewership.” Please consider discussing the position of live news and sports programming in wider contexts such as same day linear television viewing overall and television programming at-large.

The language referenced in the Staff’s comment is no longer included in the Information Statement Summary in the Amendment. However, in response to the Staff’s comment, the Company has added a discussion of the referenced industry trends in the MD&A on page 82 of the Information Statement.

The Transactions, page 40

3.

We note your statement here and throughout the filing that “if the final estimate of the transaction tax is lower than $8.5 billion, Disney will make a cash payment…up to a maximum cash payment of $2 billion.” It appears that the cash payment will only be made if the transaction tax is less than $8.5 billion but other disclosures state that the indebtedness related to the transaction tax dividend “will be reduced” after the merger. Please clarify.

In response to the Staff’s comments, the Company has revised the disclosure on pages 7, 8 and throughout the Information Statement to clarify that the Company will arrange to incur indebtedness that will be, together with available cash, sufficient to fund the tax dividend, and that such available cash will be replenished and/or such indebtedness will be reduced after the 21CF merger by the amount of the referenced cash payment, if any.

Unaudited Pro Forma Combined Financial Information, page 54

4.

We note your statement on page 74 that, “The FOX Network obtains programming from major television studios, including Twentieth Century Fox Television (which, after the closing of the transactions, will be owned by New Disney) and independent television production companies pursuant to license agreements. The terms of those agreements generally provide the FOX Network with the right to broadcast a television series for a minimum of four seasons.” In this regard, please tell us if these agreements predate the separation and are reflected in the historical financial statements. If there are new or revised agreements effective after the separation, please disclose how the agreements will affect your future results of operations. Tell us if you considered disclosing the effect of the agreements in your pro forma combined financial information.

U.S. Securities and Exchange Commission

December 7, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

In response to the Staff’s comments, the Company respectfully advises the Staff that the FOX Network programming agreements between FOX Network and Twentieth Century Fox Television predate the separation and are reflected in the historical combined financial statements. The Company has to go through a competitive process in order to enter into any such programming agreements. The Company expects to enter into new agreements or to modify existing agreements in the ordinary course of its business, consistent with the transactions included in the historical combined financial statements. Therefore, the Company respectfully believes no further adjustments for these agreements are required to be included in the pro forma combined financial information.

Notes to the Unaudited FOX Pro Forma Financial Statements

1. Historical FOX and Pro Forma Adjustments, page 58

5.

Your pro forma adjustment (j) states that “Certain U.S. employees participate in defined benefit pension and postretirement plans sponsored by 21CF. Generally, the combination merger agreement and the separation principles provide that when FOX becomes a standalone, publicly traded company, FOX will assume those obligations related to employees of FOX and certain former employees related to FOX’s business and will directly provide the benefits to those Company employees and former employees. FOX currently estimates plan liabilities of..” Please tell us why you believe this adjustment is considered “factually supportable.” We refer you to Rule 11- 02(b)(6) of Regulation S-X.

In response to the Staff’s comments, the Company respectfully advises the Staff that 21CF historically sponsored several defined benefit pension and post-retirement plans (collectively the “Shared Plans”), which include participants from both the Company and 21CF’s other businesses. As disclosed in Note 12 to the annual combined financial statements of the Company, the Company accounted for these Shared Plans as multi-employer plans, whereby the Company did not record an asset or liability on the combined balance sheet to recognize the funded status of the Shared Plans.

As a direct result of the separation and distribution, and pursuant to the combination merger agreement and the separation principles contained therein, all current and certain former FOX employees’ participation in 21CF’s plans will transfer to FOX dedicated plans, which will transfer to the Company upon the separation and distribution. 21CF’s existing plans will be separated and all participants of the Company and the associated plan assets and liabilities will be contributed to the Company’s newly-formed plans based on employee and plan participant assignments. The Shared Plans were formally separated as of December 1, 2018, with the qualified plans split in accordance with the Pension Benefit Guaranty Corporation methodology and the non-qualified plans split on a pro rata basis, based on the projected benefit obligation. This methodology has been used as the basis for the pro forma balance sheet adjustments for FOX, as described in Note (i) to the Company’s Unaudited Pro Forma Combined Financial Information included in the Information Statement.

Management’s Discussion and Analysis of Financial Condition and

Results of OperationsResults of Operations, page 84

6.

We note your statement on page 88 that the increase in affiliate fee revenue was “primarily attributable to higher average rates per subscriber across all networks partially offset by the impact of lower average number of subscribers at certain networks.” In this regard, please explain the underlying reason for the increase in rates and the decrease in subscribers. Also,

U.S. Securities and Exchange Commission

December 7, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

disclose average rates per subscriber and the average number of subscribers by network. Disclose all your key performance indicators. Furthermore, disclose any known trends and uncertainties that have had or that you reasonably expects will have a material favorable or unfavorable impact on revenues or income from continuing operations. We refer to guidance in Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure on pages 92 and 94 of the Information Statement to explain the underlying reason for the increase in rates and the decrease in subscribers. Furthermore, the Company has revised the Information Statement to add information disclosing estimated average number of subscribers by network as of June 30, 2018 and 2017, as reported by Nielsen Media Research. The Company has also revised the Information Statement to provide further details on the disclosure about the Company’s key performance indicators and known trends and uncertainties.

The Company has not included additional information regarding average rates per subscriber because it believes this metric would not offer better insight into the Company’s financial results. The increase in affiliate fee revenues from 2017 to 2018 is attributable to the nature of the Company’s agreements with affiliates, which are typically structured as multi-year agreements with staggered expiration dates providing for annual contractual rate increases. These annual contractual rate increases indirectly lead to an increase in the average rates per subscriber. As none of the Company’s competitors disclose their average rate per subscriber, disclosure by the Company would not provide information that facilitates comparisons of its results to those of its competitors. The Company respectfully submits that the potential benefit of the incremental disclosure to investors of the Company’s average rates per subscriber is limited in comparison to the competitive harm that would result from such disclosure. Such disclosure would provide the Company’s suppliers, distributors and competitors with highly confidential and proprietary information. The Company’s distributors could use this information as leverage in renewal negotiations with the Company and the Company’s competitors could seek to use such information in negotiations for programming, talent and distribution. In these circumstances, the major beneficiary of the disclosure would be the Company’s distributors and competitors, not its investors.

Liquidity and Capital Resources

Sources and Uses of Cash, page 92

7.

You state that “The change in net cash provided by (used in) financing activities during fiscal 2018, as compared to fiscal 2017, was primarily due to net transfers from 21CF of $1,113 million in fiscal 2018 as compared to net transfers to 21CF of $1,395 million in fiscal 2017.” Please disclose underlying reason for the transfers in 2018, 2017, and 2016.

In response to the Staff’s comments, the Company has revised the disclosure on page 99 of the Information Statement to disclose the underlying reason for the transfers in 2018, 2017, and 2016.

U.S. Securities and Exchange Commission

December 7, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

Description of Our Capital Stock, page 111

8.

We note your disclosures regarding the voting rights of Class A shareholders. Please clarify whether these shareholders will have the right to vote upon matters at shareholder meetings such as, for example, the election of directors to the board. Please also update your risk factor on pages 36-37.

In response to the Staff’s comments, the Company has revised the disclosure on pages 35 and 118 of the Information Statement to clarify that holders of FOX class A common stock can vote only in very specific circumstances. Other than as set forth in the Information Statement, a holder of shares of FOX class A common stock will have no right to vote.

Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-13

9.

We note your disclosure that advertising revenue is recognized net of agency commissions. Please revise to clarify, if true, that agents are your customers and the amount recognized as revenue is your transaction price. Reference ASC 606-10-50-17.

In response to the Staff’s comments, the Company has revised the disclosure on page F-13 of the Information Statement to clarify that agents are the Company’s customers. The Company respectfully confirms the amount recognized as revenue is the Company’s transaction price.

10.

Please identify the specific products and/or services transferred to your customers within your affiliate agreements. Tell us which products and/or services you have combined with others for the purposes of determining your performance obligations and which you have treated as a separate performance obligation. Specifically address if these arrangements contain a video-on-demand library. Tell us, and revise to clarify, whether you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate. Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to ASC 606-10-50-12 and 606-10-50-17.

In response to the Staff’s comments, the Company has revised the disclosure on page F-14 of the Information Statement to identify the specific products transferred to its customers within the affiliate agreements. The Company delivers network programming, a functional license of intellectual property, through a linear feed to its customers on a continuous basis over the term of the contract. In the agreements with MVPDs, the Company also delivers, substantially at the same time as the linear feed, a limited amount of video-on-demand content due to the nature of the Company’s programming (i.e., we primarily provide news and sports programming for live viewing). The consideration in the affiliate agreements that include video-on-demand content is a monthly per-subscriber license fee with no minimum guarantee. Therefore, an allocation of the transaction price is not required because revenue is recognized in accordance with ASC 606-10-55-65 (a).

U.S. Securities and Exchange Commission

December 7, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Fox Corporation

Pursuant to 17 C.F.R. § 200.83

U.S. Tax Reform, page F-17

11.

We note your statement that you recorded a provisional income tax benefit of $607 million to adjust “net deferred tax liability position in accordance with the Tax Act... Among the Company’s more significant net deferred tax liabilities are basis differences and amortization, and sports rights contracts.” Please disclose in more detail how you determined the provisional income tax benefit of $607 million. Specifically, clearly explain how the Tax Act affected the basis difference and amortization, and sports rights contracts.

In response to the Staff’s comments, the Company has revised the disclosure on page F-17 of the Information Statement to clarify how it determined the provisional income tax benefit of $607 million.

Note 10. Related Party Transactions and 21CF Investment

Related Party Transactions, page F-25

12.

We note you show related party revenue, net of expenses. To help investors understand the extent of your relationship with your related parties, please revise your disclosure to show related party revenue separate from related party expenses. We refer to guidance in ASC 850-10-50 and Item 5-03(b)1 and 2 of Regulation S-X. In addition, tell us how you considered the guidance in ASC 850-10-50-6.

In response to the Staff’s comments, the Company has revised the disclosure on page F-25 of the Information Statement to show related party revenue separate from related party expenses. The Company respectfully considered the guidance in ASC 850-10-50-6 and determined that disclosure of the Murdoch Family Trust’s significant influence over the Company and News Corporation was not required, because the two companies are in different lines of business.

Please direct any questions concerning this letter to the undersigned at (212) 351-4034 or AFabens@gibsondunn.com, or Rodrigo Surcan dos Santos at (212) 351-5329 or RSurcan@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	John P. Nallen, Chief Operating Officer of Fox Corporation